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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                                               Commission File Number: 000-25549




                           NOTIFICATION OF LATE FILING


                                   (Check One)

                    [X] Form 10-K [ ] Form 11-K [ ] Form 20-F
                          [ ] Form 10-Q [ ] Form N-SAR
                       For Period Ended: December 31, 2000

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended: N/A
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         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.



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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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PART I - REGISTRANT INFORMATION

        Full Name of Registrant:   INTERDENT, INC.
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        Former name if applicable:
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        Address of Principal
        Executive Office (Street and Number): 222 NO. SEPULVEDA BLVD., SUITE 740
                                              ---------------------------------
        City, State and Zip Code:             EL SEGUNDO, CALIFORNIA 90245-4340
                                              ---------------------------------

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PART II - RULES 12B-25(B) AND (C)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


[X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]    (c)     The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.


PART III - NARRATIVE

        State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)


        The Registrant is in the process of negotiating with its Senior Lenders and Senior Subordinated Lender concerning those Credit Facilities. The results of such discussions will affect the Registrant's presentation of information in its Form 10-K for the year ended December 31, 2000. Accordingly, the Registrant is unable to file its Form 10-K for the year ended December 31, 2000 within the prescribed time without unreasonable effort and expense.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        MICHAEL T. FIORE                  (310)                 765-2400
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        (Name)                         (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

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(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        It is anticipated that the Registrant's total revenue for the year ended December 31, 2000 will be greater than the Registrant's total revenue of approximately $231.6 million for the comparable year ended December 31, 1999. However, it is also anticipated that the Registrant's net income will be lower, and could possibly result in a net loss, for the year ended December 31, 2000, as compared to net income of approximately $5.2 million for the year ended December 31, 1999. The Registrant will not be in position to reasonably quantify the differences in results of operations for the year ended December 31, 2000 until the completion of the negotiations with its lenders discussed in the Narrative and the completion of the audit of its financial statements for the year 2000.



                                 INTERDENT, INC.
                                 ---------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2001
                                       /s/ Michael T. Fiore
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                                       Michael T. Fiore
                                       Co-Chairman and Chief Executive Officer


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